UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-138107

Liberty Energy Corp

(Exact name of registrant as specified in its charter)

1400 Broadfield Blvd., Suite 600

Houston, TX  77084

(409) 422-9505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[_]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[_]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[_]
Rule 15d-22(b)	[_]

EXPLANATORY NOTE: This Amendment No. 1 to Liberty Energy Corp’s Form 15 is being filed to correct the approximate number of holders of record as of the certification or notice date.

Approximate number of holders of record as of the certification or notice date: 145

Pursuant to the requirements of the Securities Exchange Act of 1934, Liberty Energy Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2017	By:	/s/ Arthur Roy Arthur Roy, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.